UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Cidade de Deus, Osasco, SP, December 4th, 2009

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Ref.: Complementary Interest on Own Capital

The Board of Directors of Banco Bradesco S.A., at a meeting held today, approved the Board of Executive Officers’ proposal for the payment to the Company’s shareholders of Complementary Interest on Own Capital in the amount of R$1,632,000,000.00, consisting of R$0.499755537 per common share and R$0.549731091 per preferred share.

The shareholders registered in the Company’s Books on this date (December 4th, 2009) will be benefited. The Company’s shares will be traded “ex-right” on Complementary Interest from December 7th, 2009 on.

The payment will be made on March 9th, 2010 in the net amount of R$0.424792206 per common share and R$0.467271427 per preferred share, already net of Withholding Income Tax of 15% (fifteen percent), except for corporate shareholders that are exempt from the referred tax and will receive the declared amount.

The Complementary Interest approved represent, approximately, 38 times the monthly Dividends paid.

The Complementary Interest related to the shares in the custody of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange) will be paid to the referred BM&FBOVESPA S.A., which will transfer them to the shareholders through the Depository Agents.

Below, the demonstrative table of the values paid and to be paid related to 2009:

In R$

Monthly Dividends paid	464,651,281.90
Intermediary Interest of the 1st half paid	501,268,849.05
Subtotal – Paid Value	965,920,130.95
Monthly Dividends to be paid on January 4th , 2010 (*)	43,167,190.51
Complementary Interest to be paid on March 9th , 2010 (*)	1,632,000,000.00
Total	2,641,087,321.46
(*) including the shares issued in the capital stock increase approved at the Special Shareholders’ Meeting as of 10.29.2009, related to the merger of Ibi Participações S.A.

Per share in R$

Type	Monthly Dividends	Intermediary Interest of 1st half.	Complementary Interest	Total
Common share	0.157429250	0.155520588	0.499755537	0.812705375
Preferred share	0.173172175	0.171072647	0.549731091	0.893975913

The Interest distributed will be computed, net of Withholding Income Tax, in the calculation of mandatory Dividends of the fiscal year, as provided in the Company’s Bylaws.

The Company may, based on the result to be determined at the end of the fiscal year of 2009, distribute new Interest and/or Dividends to the shareholders.

Cordially,

Banco Bradesco S.A.
Domingos Figueiredo de Abreu
Executive Vice President and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 07, 2009

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.